UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 5, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), in compliance with the provisions set forth in article 157, paragraph 4, of Law No. 6,404/76 and CVM Instruction No. 358/2002, hereby informs that the Brazilian Federal Revenues Office deferred the request for proof of claim, filed on March 2014, related to bonus for Tax on Imported Products (IPI) granted by the Commission Program for Concession of Tax Benefits and Export Special Programs - BEFIEX, which final and unappealable decision that is favorable to the Company was rendered on October 2013, as detailed in the accompanying notes 24 (d) (ii) and 20 (i) to the Financial Statements - DFP for December 31, 2013 and Quarterly Information - ITR for March 31, 2014, respectively.

The amount of proof of claim recorded by the Company on June 2014 is of R$860.8 million, with net effect on results, after taxation, in the amount of R$568.1 million. This claim shall be used by the Company in order to offset payments of federal taxes, such as Income Tax, Social Contribution and Pis/Cofins.

The Company understands this material fact shall be disclosed to the market, which reiterates Company’s commitment with transparency before Company’s investors.

São Paulo, June 05, 2014.

Guilherme Perboyre Cavalcanti

CFO and Investors Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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